UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission File Number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2-3-1 Daiba, Minato-ku

Tokyo 135-0091, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Convocation of Ordinary General Meeting of Shareholders of MEDIROM Healthcare Technologies Inc. for Fiscal Year 2025; Proxy Materials

In accordance with the rules and regulations of the Japanese Companies Act, on April 16, 2026, MEDIROM Healthcare Technologies Inc. (the “Company”) circulated a notice and accompanying information (the “Notice”), including proxy card and voting instructions, to all holders of its common shares and American Depositary Shares representing such common shares, with respect to its 26th Ordinary General Meeting of Shareholders (the “Meeting”) to be held in Tokyo, Japan on May 29, 2026.

Copies of the Notice and accompanying proxy cards for holders of common shares (the “Japanese Card”) and holders of American Depositary Shares (the “ADS Card”) and voting instructions are being furnished as Exhibits 99.1, 99.2 and 99.3, respectively, to this report on Form 6-K and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

This report on Form 6-K does not constitute a proxy solicitation. Shareholders wishing to attend, and/or vote their shares at, the Meeting should refer to, and follow the instructions set forth in, the Notice and the Japanese Card or the ADS Card, as the case may be.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Convocation of the 26th Ordinary General Meeting of Shareholders
99.2	Proxy card and voting instructions for holders of common shares
99.3	Proxy card and voting instructions for holders of American Depositary Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIROM HEALTHCARE TECHNOLOGIES INC.
Date: April 22, 2026
	By:	Fumitoshi Fujiwara
Name: Fumitoshi Fujiwara
Title: Chief Financial Officer